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Mr. Jeff J.F. Feng                     Ruth Shaer/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-5305
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188            E-mail: rshaer@sha-ir.com
Fax: (011) 86-752-2803-101


                  QIAO XING UNIVERSAL TELEPHONE, INC. OBTAINS
                    MULTI-MILLION DOLLAR INTEREST-FREE LOAN
                              AND CREDIT FACILITY


GUANGDONG, CHINA (December 15, 1999) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) announced today that the Company has obtained an interest-free loan of an aggregate of US$5 million, and an interest-free US$18 million export credit facility from the Chinese Ministry of Foreign and Economic Trade.

In 1998, Qiao Xing ranked second in domestic sales in China, while selling only a minimal percentage of its products overseas. But, in recognition of its strong export potential, the Chinese Ministry for Foreign and Economic Trade has granted two-thirds of its Fund for Technology Regeneration on Machinery and Electronic Facilities for the province of Guangdong to Qiao Xing Universal Telephone, Inc. Qiao Xing is one of only three companies in the area to receive such funding in the year 2000. The purpose of the Fund is to encourage Chinese businesses to expand into the international market by providing interest-free loans to innovative high-tech companies with strong worldwide export potential, aggressive marketing capabilities and excellent management teams.

Commented Mr. Riu Lin Wu, chairman of Qiao Xing Universal Telephone, Inc.:
"Achieving this interest-free, multi-million dollar loan and credit facility demonstrates that Qiao Xing's high technology, speedy growth, high level management and reputation is recognized and strongly supported by the government. This loan will help us with our market share expansion of the DCT 1920 digital cordless phone both domestically and internationally."

In August 1995, Qiao Xing became the first telephone manufacturer in China to be awarded the ISO 9001 Quality System Accreditation. The Company currently produces 165 corded models and 25 cordless models and has an extensive nationwide sales network that comprises over 1,000 retail outlets in China.

This press release contains "forward-looking statements" regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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